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  Filed by NorthPoint Communications Group, Inc.
  Pursuant to Rule 425 under the Securities Act of 1933 and
  Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
  Commission File No. 000-29828

  THE FOLLOWING EMAIL WAS SENT TO EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. ON AUGUST 8, 2000:

  Today marks an exciting milestone in NorthPoint's short history. At the same time that I'm sending you this message, NorthPoint and Verizon are jointly announcing publicly the merger of our two leading DSL businesses. This merger is the first of its kind in the communications industry, and I'm confident that once you've heard the details of it, you will be as excited as I am about what it means for NorthPoint's future.

  I hope you'll join me for more details of the merger on an All-NorthPoint Conference Call today at 9:15 a.m. Pacific Time.

  First, here are the facts of the deal:

  . NorthPoint and Verizon will combine their industry-leading DSL capabilities and assets to create a new national DSL leader and a "new" NorthPoint. Verizon's investment in the new NorthPoint includes $800 million in cash to fund our business plan as well as its DSL business. As a result, Verizon will have 55 percent ownership in the new NorthPoint and existing NorthPoint shareholders will own 45 percent.
  . Of the $800 million in cash, approximately $350 million will be paid to existing NorthPoint shareholders and $450 million will fund NorthPoint's business plan. In addition, NorthPoint shareholders will receive one share in the "new" NorthPoint for each share held. We are also making an adjustment to employees' stock options so that your options in the new NorthPoint have the same value as your old NorthPoint options. The adjustment has been designed to ensure that option holders receive economic benefits comparable to the economic benefits to shareholders. At the closing several months from now, employees' stock option grants will be converted from the old NorthPoint to the new NorthPoint, with an increase in the number of option shares and a decrease in the "strike price." We will describe this adjustment in more detail as the closing gets closer.
  . NorthPoint will take operational control of all of Verizon's current DSL business, including approximately 1,500 people and DSL assets including operational COs that will approximately double the size of NorthPoint's network. It also includes new wholesale relationships with such companies as Verizon Online, AOL and other leading ISPs.
  . NorthPoint will continue to be an independent company, with its own stock and board of directors. We will retain the NorthPoint name, as well as our senior management team, our employees and our TRUE North culture.

  What does this mean for the future of NorthPoint? It means we will be better positioned than ever before to capitalize on the enormous global broadband market opportunity. It also signals a new leader among the national DSL service providers since NorthPoint will now have the broadest network and the most wholesale subscribers in the business. And we have significantly strengthened our financing position and our ability to aggressively expand our network and innovative service portfolio.

  I realize that even after you become familiar with the details of today's announcement you will have many questions. Some of them can be answered immediately, and you can find them, along with other information about the merger, on a special section of Lighthouse devoted to the merger. There are many more questions for which we don't yet have answers and we may not have them for some time. I want to assure you that as the details of the deal are worked out and decisions are made, we will keep you informed. In the "Merger Central" section of Lighthouse, you can ask questions. Although we can't answer them individually, we'll post them on Lighthouse along with answers as soon as the answers are known.

  Of course, the most important question is "What does this change mean to me? How does it affect my job?" The answer is that it's not likely to affect you at all for several months. We expect to complete the transaction - which requires standard regulatory and shareholder approvals - by mid-2001. Until that time, there should be no material impact on the day-to-day activities of most employees.

  NorthPoint Communications Group, Inc. and Bell Atlantic Corporation (d/b/a Verizon Communications) will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Bell Atlantic Corporation (d/b/a Verizon Communications) with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.

  Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.
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  We are forming a transition team, and I've asked Chris Ungson to head it.
  Chris has been promoted to senior vice president, Merger Planning and Integration, and he will report directly to me. The transition team members will be the only ones whose jobs are affected immediately. For the rest of the NorthPoint team, it's essential that everyone remain focused on the business. We are only halfway through the year 2000, and that means the third and fourth quarters will be as critical as ever to our continued success. The one thing we all share is a desire to make NorthPoint a success, and to ensure that success we cannot become distracted by the merger before it is final. Let's all stay focused on doing our jobs.

  I'm looking forward to the new NorthPoint, to building it together and to making it the world leader in broadband.


  Liz


  NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.


  Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.